[Letterhead of Faegre & Benson LLP]

June 16, 2009

BY EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4631

Washington, DC  20549-3628

Attn:                    Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Re:                             CROCS, Inc.
Registration Statement on Form S-3
Filed May 22, 2009
File No. 333-159412

Ladies and Gentlemen:

On behalf of our client, Crocs, Inc. (the “Company”), we are pleased to submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated June 10, 2009, to Erik Rebich, General Counsel and Secretary of the Company, regarding the Registration Statement on Form S-3 referenced above (the “Form S-3”).

The responses set forth herein have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

To assist the Staff in reviewing the Form S-3, we are delivering by overnight mail to you two copies of this letter and Amendment No. 1 to the Form S-3.

Exhibit 5.1

1.                                       Comment:  Please have counsel confirm to us that it concurs with our understanding that its reference to the laws of the State of Colorado and the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Colorado and Delaware Constitutions and any reported judicial decisions interpreting these laws.

Response:  We concur with the Staff’s understanding that the reference to the Delaware General Corporation Law and, as set forth in the amended legal opinion, the laws of the State of New York, includes the statutory provisions and all applicable provisions of the Delaware and New York Constitutions and any reported judicial decisions interpreting those laws. Please note that the amended legal opinion expresses no opinion as to the laws of the State of Colorado.

2.                                       Comment:  Counsel must opine on the laws of the state governing the indenture.  Please have counsel provide an opinion on the laws of the state of New York.

Response:  We have amended the legal opinion to include an opinion on the laws of the State of New York with respect to the indenture and certain of the Securities.

3.                                       Comment:  We note that your legal opinion is rendered as of May 22, 2009 and that your legal counsel has disclaimed any obligation to advise you of facts brought to their attention after such date.  The legal opinion required by Item 601(b)(5) of Regulation S-K should speak as of a date as close as possible to the date of effectiveness.  Accordingly, please have counsel file an updated opinion that does not include unacceptable qualifications.

Response:  We have amended the legal opinion by dating the opinion as of the date hereof and deleting the qualifying language with respect to our obligation to advise the Company of facts, circumstances, events or developments which may be brought to our attention and which may alter, affect or modify our opinion.

In connection with the Company’s response to the Staff’s comments, the Company  acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of the Form S-3, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3720 or  toll-free at (800) 525-2086.  Our fax number is (303) 607-3600.  Thank you again for your time and consideration.

Very truly yours,

FAEGRE & BENSON LLP

/s/ Jason Day
Jason Day

cc:                                 Erik Rebich, Esq., General Counsel and Secretary, Crocs, Inc.

Nathaniel G. Ford, Esq., Faegre & Benson LLP